Exhibit 99.1

Board’s Resolution of ex-dividend record date

1.Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2007/06/25

2.Type and monetary amount of dividend distribution: Cash dividend NT$12,461,529,283

3.Ex-rights (ex-dividend) trading date: 2007/07/10

4.Last date before book closure: 2007/07/11

5.Book closure starting and ending dates: 2007/07/12~2007/07/16

6.Ex-rights (ex-dividend) record date: 2007/07/16

7.Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2007/06/26

1.Date of the investor/press conference: 2007/06/26

2.Location of the investor/press conference: Far Eastern Plaza Hotel, Taipei

3.Financial and business related information: The Company will attend the Taiwan Conference 2007 held by UBS on 2007/06/26.

4.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.3

The Company’s impairment of assets by applying SFAS 34

1.Date of occurrence of the event: 2007/06/29

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: none

6.Countermeasures: none

7.Any other matters that need to be specified:

(1) In the financial statements ended first half 2007, according to SFAS 34, the impairment of financial assets will be approximately NTD 246 million.

(2) The numbers above were calculated by the Company, have not been audited by accountants yet.

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2006/09/27~2007/06/29

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $763,688,425 NTD; total transaction price:$763,688,425 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor Corporation; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price? : Not applicable

13.Has an appraisal report not yet been obtained? : Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.Do the directors have any objection to the present transaction? : no

18.Any other matters that need to be specified: none

Exhibit 99.5

United Microelectronics Corporation
July 9, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2007.

1)	Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
					-
June	Invoice amount	7,268,728	7,607,126	(338,398)	(4.45)
2007	Invoice amount	41,794,127	45,421,226	(3,627,099)	(7.99)
June	Net sales	8,745,231	8,783,807	(38,576)	(0.44)
2007	Net sales	48,121,964	50,134,966	(2,013,002)	(4.02)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	38,288,503
UMC’s subsidiaries	0	0	108,195

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of	Limit of endorsements
		period end
UMC	0	0	0
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	15,200,000
Net Profit from Market Value	(423,226)
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.6

United Microelectronics Corporation
For the month of June, 2007

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of June, 2007.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

                                                       Number of shares held as of            Number of shares held as of
   Title                      Name                May 31, 2007                                June 30, 2007                               Changes

     Supervisor            Tzyy-Jang Tseng                           19,851,712                                  13,851,712            (6,000,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of	Number of shares
		shares held as of	held as of
Title	Name	May 31, 2007	June 30, 2007	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	June	2007
Semiconductor Manufacturing Equipment	1,368,613	16,008,181
Fixed assets	209,763	1,230,801

4)	The disposition of assets (NT$ Thousand)

Description of assets	June	2007
Semiconductor Manufacturing Equipment	157,003	211,153
Fixed assets	71,788	71,788